Exhibit 4.4

This TERMINATION AGREEMENT TO MANAGEMENT SERVICES AGREEMENT (this “Termination Agreement”) is entered into as of May 22, 2014 (the “Agreement Date” to be effective as of May 19, 2014 (the “Termination Date”), between AT&T MEXICO, LLC. (formerly known as AT&T MEXICO, INC.), a limited liability company duly organized under the laws of the State of Delaware, United States of America (“U.S.A.”), with headquarters in Wilmington, Delaware, U.S.A., and permanent establishment in the United Mexican States under the Income Tax Law with address at Lago Zurich No. 245, Edificio Presa Falcón, Piso 14, Colonia Ampliación Granada, 11529, Mexico City (hereinafter “AT&T MEXICO”) and AMÉRICA MÓVIL, S.A.B. DE C.V., a sociedad anónima bursátil de capital variable duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City (hereinafter “AMÉRICA MÓVIL”) (each a “Party” and, collectively the “Parties”).

WITNESSETH:

WHEREAS, AT&T MEXICO and AMÉRICA MÓVIL entered into that certain Management Services Agreement dated February 27, 2002 as amended by that certain First Amendment to Management Services Agreement dated as of January 1, 2003; that certain Second Amendment to Management Services Agreement dated as of October 29, 2003; that certain Third Amendment to Management Services Agreement dated as of January 1, 2004; that certain Fourth Amendment to Management Services Agreement dated as of January 31, 2005; that certain Fifth Amendment to Management Services Agreement dated as of December 31, 2005; that certain Sixth Amendment to Management Services Agreement dated as of February 1, 2007; that certain Seventh Amendment to Management Services Agreement dated as of July 7, 2010; that certain Eighth Amendment to Management Services Agreement dated as of September 23, 2009; that certain Ninth Amendment to Management Services Agreement dated as of November 18, 2009; that certain Tenth Amendment to Management Services Agreement dated as of August 3, 2010; that certain Eleventh Amendment to Management Services Agreement dated as of February 8, 2011; that certain Twelfth Amendment to Management Services Agreement dated as of July 12, 2012; and that certain Thirteenth Amendment to Management Services Agreement dated as of December 11, 2012 (as amended, the “MSA”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the MSA; and

WHEREAS, AT&T MEXICO and AMÉRICA MÓVIL desire to terminate the MSA, as provided herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parties hereto hereby agree as follows:

1. Termination of the MSA. Effective upon the Termination Date, the MSA is hereby terminated; provided, however, that the confidentiality obligations and those other obligations under the MSA which by their nature or as specifically provided for in the MSA would continue beyond such termination shall survive such termination. For avoidance of doubt, the Parties agree that: (i) The notice requirements under Clause Sixth of the MSA shall not apply to the termination set forth herein, and (ii) AT&T MEXICO shall, no later than 10 business days after the Agreement Date, make a fixed payment to AMÉRICA MÓVIL in the amount of US$374,193.55 (such amount representing a return of the pro rata portion of the monthly payment of US$833,333.33, including value added tax, made by AMÉRICA MÓVIL pursuant to Clause Fourth of the MSA with respect to May 2014, based on the number of days in such month after, and not including, the Termination Date).

2. Information.

In accordance with Clause Second, Section 4 of the MSA, AMÉRICA MÓVIL hereby requests, and AT&T MEXICO agrees and warrants that it will promptly take all necessary actions to ensure that, (i) all documents containing or reflecting Information delivered by AMÉRICA MÓVIL pursuant to the MSA shall be returned to AMÉRICA MÓVIL and (ii) all documents or computer files prepared by AT&T MEXICO (including any of its Recipients) based on Information delivered by AMÉRICA MÓVIL pursuant to the MSA shall be destroyed.

3. Release from Liability.

(a)	AMÉRICA MÓVIL, hereby forever releases, waives and discharges AT&T MEXICO and its affiliates from any and all proceedings, actions, causes of action, suits, debts, covenants, contracts, controversies, agreements, promises, variances, damages, judgments, settlements, assessments, penalties, executions, claims, obligations, costs, expenses, losses, exposures, liabilities, duties and demands whatsoever, of every name and nature, in law or equity, known or unknown, suspected or unsuspected (collectively, “Claims”), which AMÉRICA MÓVIL ever had, now has or hereafter can, shall or may have against AT&T MEXICO or its affiliates arising from any and all obligations under the MSA, except as provided under Section 1 or Section 2 of this Termination Agreement.

(b)	AT&T MEXICO hereby forever releases, waives and discharges AMÉRICA MÓVIL and its affiliates from any and all Claims which AT&T MEXICO ever had, now has or hereafter can, shall or may have against AMÉRICA MÓVIL or its affiliates arising from any and all obligations under the MSA, except as provided under Section 1 of this Termination Agreement.

4. Further Assurances. Each of the parties hereto agrees, and agrees to cause their respective affiliates, to execute any such additional documents or releases from liability and to take any such additional actions as may be reasonably requested by any other party to give effect to the provisions of and transactions contemplated by this Agreement.

5. Counterparts. This Termination Agreement may be executed in one or more counterparts, and by the Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

6. Governing Law. This Termination Agreement shall be governed by and construed in accordance with the laws of Mexico City, without respect to its conflicts of law principles.

IN WITNESS WHEREOF, each of the Parties has caused this Termination Agreement to be signed and delivered by its duly authorized officer as of the date first above written.

AT&T MEXICO, LLC.	AMÉRICA MÓVIL, S.A.B. DE C.V.
(formerly known as AT&T
MEXICO, INC.)

/s/ Jeffery S. McElfresh	/s/ Alejandro Cantu Jiménez
By: Jeffery S. McElfresh	By: Alejandro Cantu Jiménez
President-AT&T Mexico	Attorney-in-fact